Filed by UBS Group AG and UBS AG Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: UBS AG Registration Statement No. 333-199011

THE FOLLOWING IS THE LETTER TO SHAREHOLDERS OF UBS AG (U.S. VERSION) FOR THE SUBSEQUENT OFFER PERIOD.

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UBS AG P.O. Box CH-8098 Zurich CH-4002 Basel www.ubs.com

Herrn

Hans Muster

Musterstrasse 999

9999 Musterdorf

Musterland

26 November 2014

John Sample, 9999 Samplecity, Sampleland

UBS AG: New holding company – additional acceptance period for public exchange offer

Dear shareholder,

As outlined in our letter to you dated 9 October 2014, UBS Group AG («UBS Group») has launched a share-for-share exchange offer to acquire all issued UBS AG («UBS») shares in exchange for new UBS Group shares (the «Offer»). The purpose of the Offer is to establish UBS Group as the new holding company for UBS and its subsidiaries (the «Group»). Along with other measures we have already announced, this is intended to substantially improve the resolvability of the Group in response to evolving global regulatory requirements. We anticipate that these measures will allow the Group to qualify for a capital rebate under the Swiss «too-big-to-fail» requirements. This rebate would result in lower capital requirements for the Group. The Board of Directors of UBS has unanimously recommended that its shareholders accept the Offer.

During the initial acceptance period of the Offer, which expired on 20 November 2014, a total of 3,475,356,441 UBS shares were tendered. This represents 90.4% of all UBS shares in issue. Since all conditions of the Offer have been met or waived, UBS Group has declared the Offer successful and has become the holding company of the Group.

Additional acceptance period – second opportunity to tender your shares

To our best knowledge, thus far you, as a shareholder of UBS, have not accepted the Offer. Therefore, an additional acceptance period has been granted, during which you will be able to accept the Offer at unchanged terms.

This additional acceptance period will last from 26 November 2014 until 10 December 2014, 5:00 pm New York Time for UBS shares held in DTC or directly with Computershare, and 4:00 pm CET for UBS shares held in the SIS settlement system.

Shares of UBS Group carry the same voting and economic rights as the UBS shares. Furthermore, the Offer does not involve any change to our Board of Directors or Group Executive Board. Therefore, your rights as a UBS Group shareholder will be substantially the same as your rights as a current UBS shareholder. However, should you choose not to participate in the Offer, we draw your attention to the details set out below under «Considerations regarding acceptance of the Offer».

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If you have already tendered your UBS shares, we kindly ask you to disregard this letter.

Following completion of the Offer and a subsequent squeeze-out process to obtain full ownership of UBS, we expect to propose to shareholders of UBS Group a supplementary capital return of at least CHF 0.25 per share. Based on the level of acceptance achieved in the offer, UBS expects to apply to delist its shares from trading on the SIX Swiss Exchange («SIX») and the New York Stock Exchange («NYSE») as soon as practicable after completion of the Offer.

Procedures for accepting the Offer

If you hold your UBS shares in the DTC system through a custody account with a custodian bank or broker, you should instruct your broker, dealer, commercial bank, trust company or other entity through which you hold your shares to arrange for the DTC participant holding your shares in its DTC account to tender your shares in the Offer in the U.S. to the U.S. exchange agent, Computershare Inc., by means of delivery through the DTC book-entry confirmation facility (ATOP) of your shares to the DTC account of the U.S. exchange agent, together with an agent’s message acknowledging that the tendering participant has received and agrees to be bound by the terms of the offer, prior to the expiration date of the Offer. All tenders of UBS shares through the DTC book-entry confirmation facility must be received by the U.S. exchange agent before the expiration date of the Offer.

If you hold UBS shares in the form of one or more share certificates in the U.S., you may tender your UBS shares by delivering to the U.S. exchange agent, Computershare Inc., a properly completed and duly executed letter of transmittal, with all applicable signature guarantees from an eligible guarantor institution together with the certificate(s) evidencing your UBS shares specified on the face of the letter of transmittal, and any other required documents, prior to the expiration date of the Offer.

For Overnight Mail:

Computershare Trust Company, N.A.

Attn. Corporate Actions Voluntary Offer

250 Royall Street

Suite V

Canton, MA 02021

For Mail:

Computershare Trust Company, N.A.

Attn. Corporate Actions Voluntary Offer

P.O. Box 43011

Providence, RI 02940-3011

If you hold your UBS shares in book-entry form in direct registration with Computershare, you may tender your UBS shares by delivering to the U.S. exchange agent a properly completed and duly executed letter of transmittal, with all applicable signature guarantees from an eligible guarantor institution and any other required documents, prior to the expiration date of the Offer. Because certificates are not issued for UBS shares held in direct registration form, you do not need to deliver any certificates representing those shares to the U.S. exchange agent.

If you hold your UBS shares in the SIS settlement system in Switzerland with a custodian bank or broker, you will again be contacted by the custodian bank which holds your UBS shares. Your custodian bank will provide you with information and instructions on how to tender your UBS shares. Please proceed according to those instructions.

Considerations regarding acceptance of the Offer

When making your decision, we recommend that you give attention to the following considerations:

•	The establishment of a holding company through the Offer aims to substantially improve the resolvability of the Group in response to Swiss «too-big-to-fail» requirements and similar requirements in other countries in which we operate. After an extensive review and discussions with FINMA and our other competent regulators, the holding structure has been selected as the preferred resolution strategy. As stated above, we anticipate that the holding structure and the other measures already announced regarding the Group legal structure will allow the Group to qualify for a capital rebate in Switzerland. If granted by FINMA, this rebate would result in lower overall capital requirements for the Group.

•	We expect to propose a supplementary capital return by UBS Group for the benefit of its shareholders once UBS Group has obtained full ownership of UBS.

•	Establishing a holding company for UBS and its subsidiaries is not expected to affect our strategy or business model.

In addition, we recommend that you consider these risks associated with not participating in the Offer when deciding whether to tender your UBS shares:

•	Given the limited number of UBS shares that remain outstanding, the market for UBS shares will be less liquid and the value of any UBS shares you retain may be lower or fluctuate more widely.

•	Trading of UBS Group shares on SIX and the NYSE becomes effective on 28 November 2014. (We expect that as of the same date, the UBS Group shares will be included in the SPI and the SMI, whereas UBS shares will be excluded from both indices). As described in the Offer documents, UBS Group expects to initiate the delisting of the UBS shares from the SIX and the NYSE as soon as practicable after completion of the Offer.

•	If, in the Offer or three months thereafter, UBS Group acquires more than 98% of the UBS shares in issue, it intends to achieve full ownership of UBS by applying for cancellation of the remaining UBS shares in accordance with the Swiss Stock Exchange Act. If, during the same period or at any time thereafter, UBS Group acquires between 90% and 98% of the total UBS shares in issue, it expects to conduct a «squeeze-out merger» under Swiss law. In both cases, remaining UBS shareholders will be compensated by receiving UBS Group shares for their UBS shares on a one-for-one basis. However, delivery of UBS Group shares in the squeeze-out will occur at least a number of months after completion of the Offer, and thus much later than in the Offer.

•	Furthermore, UBS may change its dividend policy following completion of the Offer and remaining UBS shareholders may receive lower or less frequent dividends than in the past or when compared to dividends paid to shareholders of UBS Group.

For these reasons, should you not have already tendered your UBS shares, we recommend you to make use of the additional acceptance period to accept the Offer and tender your UBS shares.

Further information

UBS and UBS Group have filed and will file materials relevant to the Offer with the SEC. Among other materials, UBS Group has filed a Registration Statement on Form F-4, a final offer to exchange/prospectus and a Statement on Schedule TO, and UBS has filed a Recommendation Statement on Schedule 14D-9 (together, the «U.S. Offer Documents»). For full details on the Offer, you should consult the U.S. Offer Documents. INVESTORS LOCATED IN THE UNITED STATES ARE URGED TO READ ANY DOCUMENT REGARDING THE OFFER FILED OR TO BE FILED WITH THE SEC BY UBS AND UBS GROUP IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION. Investors located in the United States will be able to obtain a free copy of such filings without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Printed copies of such documents may also be obtained from UBS’s information agent Georgeson at +1 (888) 613 9817, without charge, once they are filed with the SEC.

Our support team is available to address any questions you may have, either by phone at +1 (888) 613 9817, or via e-mail at UBSinfoagent@georgeson.com.

On behalf of the Board of Directors and the Group Executive Board, we would like to thank you in advance for endorsing this important step in our firm’s history. We trust in your continued support as a shareholder of UBS Group going forward.

Yours sincerely

UBS AG

Axel A. Weber	Sergio P. Ermotti
Chairman	Group Chief Executive Officer

Important Notices

The exchange offer described herein is addressed to the shareholders of UBS and only to persons to whom it may be lawfully addressed. The exchange offer is made to the public in Switzerland and the United States, as well as in certain member states of the EEA (the «EEA Jurisdictions»). The making of the exchange offer to specific persons who are residents, nationals or citizens of jurisdictions outside Switzerland, the United States or the EEA Jurisdictions, or to custodians, nominees or trustees of such persons (the «Excluded Shareholders») may be made only in accordance with the laws of the relevant jurisdiction.

The exchange offer is not made, directly or indirectly, by mail or by any means in or into any jurisdiction within which, under its laws, rules and regulations, the submission, the making or the presentation of the exchange offer or the mailing or distribution of any of this announcement, the Swiss offer prospectus (which, in the case of investors in the EEA should be treated as an advertisement and not a prospectus for the purposes of the Prospectus Directive (as defined below)), any EU prospectus published in connection with the initial acceptance period or additional acceptance period of the exchange offer, a declaration of acceptance and any other document or material relevant thereto (together, the «Exchange Offer Documents») is illegal or contravenes any applicable legislation, rule or regulation (together, the «Excluded Territories»). Accordingly, copies of any Exchange Offer Document will not be, and must not be, directly or indirectly, mailed, distributed or otherwise sent to anyone or from anyone in or into or from any Excluded Territory.

No person receiving a copy of any Exchange Offer Document in any jurisdiction outside Switzerland or the EEA Jurisdictions (or any documents relating to the U.S. exchange offer other than in the United States) may treat any such document as if it constituted a solicitation or offer to such person and under no circumstances may such person use any Exchange Offer Document if, in the relevant jurisdiction, such solicitation or offer may not be lawfully made to such person or if such Exchange Offer Document may not be lawfully used without breaching any legal requirements. In those instances, any such Exchange Offer Document is sent for information purposes only. Separate documentation related to the exchange offer has been made available in the United States. No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

It is the responsibility of the Excluded Shareholders wishing to accept the exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. If you are an Excluded Shareholder and have any doubts as to your status, you should consult with your professional advisor in the relevant jurisdiction.

UBS Group has filed with the U.S. Securities and Exchange Commission (the «SEC») a registration statement on Form F-4, which includes an offer to exchange/prospectus. UBS has filed a related solicitation/recommendation statement on Schedule 14D-9 with the SEC. This document is not a substitute for the registration statement, offer to exchange/prospectus or any other offering materials or other documents that UBS and UBS Group have filed or will file with the SEC or have sent or will send to shareholders. INVESTORS ARE URGED TO READ ANY DOCUMENTS REGARDING THE TRANSACTION FILED OR TO BE FILED WITH THE SEC IF AND WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors will be able to obtain a copy of such filings, without charge, at the SEC’s website (http://www.sec.gov) once such documents are filed with the SEC. Copies of such documents may also be obtained from UBS, without charge, once they are filed with the SEC.

The public offering of shares of UBS Group during the additional acceptance period is a separate offer to the exchange offer described in the EU prospectus published in connection with the initial acceptance period. UBS Group has prepared a separate EU AAP Prospectus in connection with the public offering of shares of UBS Group in the additional acceptance period, following approval by the Central Bank of Ireland and publication in Ireland, and once passported, in Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom.

In relation to each Member State of the EEA which has implemented the Prospectus Directive (each, a «Relevant Member State»), an offer to the public of any UBS Group shares (including by means of a resale or other transfer) may not be made in that Relevant Member State, other than the offering of UBS Group shares in the additional acceptance period pursuant to the EU AAP Prospectus in Ireland, Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom contemplated in the EU AAP Prospectus (from the time such prospectus has been approved by the Central Bank of Ireland, in its capacity as the competent authority in Ireland, and published in accordance with the Prospectus Directive as implemented in Ireland and in the case of Austria, France, Germany, Liechtenstein, Luxembourg, the Netherlands, Spain and the United Kingdom, passported), except that an offer to the public in that Relevant Member State of the UBS Group shares may be made at any time under the following exemptions under the Prospectus Directive, if and as they have been implemented in that Relevant Member State:

•	to legal entities which are qualified investors as defined in the Prospectus Directive;

•	to fewer than 100, or, if the Relevant Member State has implemented the relevant provisions of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of UBS Group shares shall result in a requirement for UBS Group to publish a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of the provisions above, the expression an «offer to the public» in relation to any UBS Group shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the exchange offer to be made in the additional acceptance period pursuant to the EU AAP Prospectus and the UBS Group shares to be offered so as to enable an investor to decide to accept the exchange offer, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression «Prospectus Directive» means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in each Relevant Member State and the expression «2010 PD Amending Directive» means Directive 2010/73/EU.

No action has been taken in Belgium to permit a public exchange offer of the UBS Shares or the UBS Group Shares in accordance with the Belgian act of 16 June 2006 on the public offer of securities and admission of securities to trading on a regulated market («Belgian Prospectus Act») and the Belgian Act of 1 April 2007 on public takeover bids («Belgian Takeover Bid Act») and no UBS Group Shares may be offered or sold to persons in Belgium unless either such persons are qualified investors within the meaning of Article 10 of the Belgian Prospectus Act or one or more other exemptions available under Article 3 of the Belgian Prospectus Act or under Article 6, § 3 of the Belgian Takeover Bid Act apply.

The issue and distribution of this document is restricted by law and has not been approved by the Danish Financial Supervisory Authority. This document is being distributed and communicated to persons in Denmark only in circumstances where such distribution will not conflict with the provisions of the Danish Securities Trading Act and executive orders issued pursuant thereto as amended from time to time.

The securities described herein are not being offered or sold to any person in Denmark except in circumstances which will not result in an offer of securities to the public in Denmark within the meaning of Chapter 6 or 12 of the Danish Securities Trading Act and pursuant to an exemption from the obligation to publish a prospectus set out in the Danish Prospectus Executive Orders.

This document has not been produced in accordance with the prospectus requirements laid down in the Norwegian Securities Trading Act 2007. This document has not been approved or disapproved by, or registered with, the Oslo Stock Exchange, the Norwegian FSA (finanstilsynet) nor the Norwegian Registry of Business Enterprises. The securities described herein have not been and will not be offered or sold to the public in Norway, and no offering or marketing materials relating to the interests may be made available or distributed in any way that would constitute, directly or indirectly, an offer to the public in Norway. This document is for the recipient only and may not in any way be forwarded to any other person or to the public in Norway.

If you are in the EEA and you are in any doubt about the exchange offer, the contents of this letter or what action you should take, you are recommended to seek your own personal financial advice immediately from your stockbroker, bank manager, solicitor, accountant, fund manager or other appropriate independent financial adviser (being, in the case of residents in Ireland, an organisation or firm authorized or exempted pursuant to the European Communities (Markets in Financial Instruments) Regulations (Nos. 1 to 3) 2007 or the Investment Intermediaries Act 1995 (as amended) or otherwise from an appropriately authorized independent financial adviser if you are in a territory outside Ireland).

If you are in the EEA, nothing contained in this letter shall form the basis of any contract or commitment whatsoever. No representation or warranty, express or implied, is given by or on behalf of UBS Group or UBS, any of such person’s directors, officers, employees or affiliates or any other person as to the fairness, accuracy or completeness of the contents of this letter.

If you are in the EEA, nothing in this letter shall be relied upon as a promise or representation whether as to the past or the future. There is no obligation on any person to update this document, correct any inaccuracies which may become apparent or to publicly announce the result of any revision to the statements made herein except to the extent that they would be required to do so under applicable law or regulation. To the extent permitted by law, no responsibility or liability whatsoever is accepted by UBS Group or UBS, or any such person’s directors, officers, employees or affiliates or any other person for any loss howsoever arising, directly or indirectly, from any use of this letter or such information or options contained herein or otherwise arising in connection herewith.

Cautionary Statement Regarding Forward-Looking Statements

This document contains statements that constitute «forward-looking statements», including but not limited to management’s outlook for UBS’s financial performance and statements relating to the anticipated effect of transactions and strategic initiatives on UBS’s business and future development. While these forward-looking statements represent UBS’s judgments and expectations concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS’s expectations. These factors include, but are not limited to: (i) the degree to which UBS is successful in executing its announced strategic plans, including its efficiency initiatives and its planned further reduction in its Basel III risk-weighted assets («RWA») and leverage ratio denominator («LRD»); (ii) developments in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates and interest rates and the effect of economic conditions and market developments on the financial position or creditworthiness of UBS’s clients and counterparties; (iii) changes in the availability of capital and funding, including any changes in UBS’s credit spreads and ratings, or arising from requirements for bail-in debt or loss-absorbing capital; (iv) changes in or the implementation of financial legislation and regulation in Switzerland, the US, the UK and other financial centers that may impose more stringent capital (including leverage ratio), liquidity and funding requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration or other measures; (v) uncertainty as to when and to what degree the Swiss Financial Market Supervisory Authority («FINMA») will approve reductions to the incremental RWA resulting from the supplemental operational risk-capital analysis mutually agreed to by UBS and FINMA, or will approve a limited reduction of capital requirements due to measures to reduce resolvability risk; (vi) the degree to which UBS is successful in executing the announced creation of a new Swiss banking subsidiary, a holding company for the UBS group (including the pending exchange offer to exchange shares of UBS AG for shares of such holding company), a US intermediate holding company, changes in the operating model of UBS Limited and other changes which UBS may make in its legal entity structure and operating model, including the possible consequences of such changes, and the potential need to make other changes to the legal structure or booking model of the UBS group in response to legal and regulatory requirements, including capital requirements, resolvability requirements and proposals in Switzerland and other countries for mandatory structural reform of banks; (vii) changes in UBS’s competitive position, including whether differences in regulatory capital and other requirements among the major financial centers will adversely affect UBS’s ability to compete in certain lines of business; (viii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on it, due to litigation, contractual claims and regulatory investigations; (ix) the effects on UBS’s cross-border banking business of tax or regulatory developments and of possible changes in UBS’s policies and practices relating to this business; (x) UBS’s ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors including differences in compensation practices; (xi) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xii) limitations on the effectiveness of UBS’s internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xiii) whether UBS will be successful in keeping pace with competitors in updating its technology, particularly in trading businesses; (xiv) the occurrence of operational failures, such as fraud, unauthorized trading and systems failures; and (xv) the effect that these or other factors or unanticipated events may have on our reputation and the additional consequences that this may have on our business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. Our business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS’s Annual Report on Form 20-F for the year ended 31 December 2013, updated information prepared in connection with the exchange offer included in UBS’s Report on Form 6-K filed with the SEC on 29 September 2014 and UBS’s Third Quarter 2014 Report on Form 6-K filed with the SEC on 28 October 2014. Neither UBS Group nor UBS is under any obligation to (and expressly disclaims any obligation to) update or alter any forward-looking statements set out in this document, whether as a result of new information, future events, or otherwise.